UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                   FORM 6-K/A

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                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                  March 2, 2007


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                                NOVO NORDISK A/S
             (Exact name of Registrant as specified in its charter)


                                    NOVO ALLE
                               DK-2880, BAGSVAERD
                                     DENMARK
                    (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

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This  amendment  Form 6-K/A  filing is being  made due to  missing  contact information, the original filing was timely filed on March 1, 2007

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DISPOSAL

NOVO NORDISK DIVESTS ITS OWNERSHIP OF DAKO'S BUSINESS ACTIVITIES


Today the Board of Directors of Dako A/S has decided to divest its only subsidiary Dako Denmark A/S to the private equity fund EQT V. Dako Denmark A/S is the sole owner of the global business activities for the Dako Group, one of the world's leading companies within cancer diagnostics.

Novo Nordisk has been a shareholder since 1992 and currently owns around 27% of the capital in Dako A/S. Following a successful development of Dako's business and in preparation for encouraging future prospects, the current shareholders in response to an ongoing consolidation of the cancer diagnostics industry have concluded that a new ownership structure would be in the best long-term interest of Dako.

Jesper Brandgaard, chief financial officer, said: "As one of the main shareholders we are pleased that an attractive ownership solution has been found for Dako, which will facilitate the continued expansion of the company's business activities."

The sales agreement is subject to a number of conditions including the approval of the transaction by applicable competition authorities and the approval of the transaction by a shareholders' meeting of Dako A/S. As a consequence of this transaction, Novo Nordisk now expects to record an income in 2007 of around DKK
1.5 billion in relation to Dako's sale of Dako Denmark A/S, which will be recorded under 'Share of profit in associated companies' in the 'net financials' part of the income statement.

Updated guidance for the 'net financials' including impact from currency development will be provided in connection with the release of the financial statements for the first three months of 2007 on 2 May 2007.

Novo Nordisk is a healthcare company and a world leader in diabetes care. The company has the broadest diabetes product portfolio in the industry, including the most advanced products within the area of insulin delivery systems. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs more than 23,600 employees in 79 countries, and markets its products in 179 countries. Novo Nordisk's B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol 'NVO'. For more information, visit novonordisk.com.

The Dako Group is a Denmark-based, world leading provider of systems for cancer diagnostics. Hospital and research laboratories worldwide use Dako products to make precise diagnoses and determine the most effective treatment of patients suffering from cancer. With more than 1,300 employees and a presence in more than 20 countries, Dako covers most of the global pathology markets. Remaining markets are covered by distributors in 50 countries. www.dako.com

CONTACTS FOR FURTHER INFORMATION:

Media:                             Investors:

Outside North America:             Outside North America:
Mike Rulis                         Mads Veggerby Lausten
Tel: (+45) 4442 3573               Tel: (+45) 44437919
E-mail: mike@novonordisk.com       E-mail: mlau@novonordisk.com

                                   Hans Rommer
                                   Tel: (+45) 4442 4765
                                   E-mail: hrmm@novonordisk.com

In North America:                  In North America:
Lori Moore                         Christian Qvist Frandsen
Tel: (+1) 609 919 7991             Tel: (+1) 609 919 7937
E-mail: lrmo@novonordisk.com       E-mail: cqfr@novonordisk.com


Stock Exchange Announcement no 6 / 2007

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: March 2, 2007                            NOVO NORDISK A/S
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                                            Lars Rebien Sorensen,
                                     President and Chief Executive Officer